Exhibit 99.2

LAKE SHORE GOLD CORP.

Condensed Consolidated Interim Financial Statements

(June 30, 2014 and 2013)

(unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited )

As at	Note	June 30, 2014	December 31, 2013

Assets
Current assets
Cash and cash equivalents		$53,033	$33,120
Receivables and prepaids		3,215	3,589
Inventories and stockpiled ore	6	22,633	20,378
		78,881	57,087
Non-current assets
Available for sale financial assets		1,615	416
Investments in associates	7	1,068	1,749
Restricted cash		7,343	7,095
Mining interests	8	528,494	531,585
		$617,401	$597,932

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$20,761	$21,619
Current portion of finance lease obligations		7,325	3,446
Current portion of long term debt	9	13,252	13,339
Deferred premium on flow-through shares	10(a)	884	—
		42,222	38,404
Non-current liabilities
Finance lease obligations		9,300	6,150
Long term debt	9	105,339	116,686
Share-based liabilities		1,875	754
Environmental rehabilitation provision		4,808	4,770
		121,322	128,360

Equity	10
Share capital		1,021,652	1,017,262
Equity portion of convertible debentures		14,753	14,753
Reserves		31,859	31,388
Deficit		(614,407)	(632,235)
		453,857	431,168
		$617,401	$597,932

Commitments and contractual obligations note 10(a)

See accompanying notes to the condensed consolidated interim financial statements

Approved by the Board

[signed Alan Moon]	[signed Arnold Klassen]

Alan Moon	Arnold Klassen
Director, Chair of the Board of Directors	Director, Chair of the Audit Committee

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of Canadian dollars, except per share amounts, unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2014	2013	2014	2013

Revenue		$75,091	$39,675	$136,550	$82,532
Production costs	3	(32,506)	(25,987)	(62,071)	(52,111)
Depletion and depreciation		(20,301)	(11,891)	(37,798)	(24,764)
Earnings from mine operations		22,284	1,797	36,681	5,657

Expenses
General and administrative		(4,033)	(2,883)	(7,686)	(5,888)
Exploration and evalution		(213)	(351)	(447)	(774)
Share of loss of investments in associates	7	(113)	(232)	(382)	(551)
Write down of investments in associates	7	—	(2,953)	—	(2,953)
Earnings (loss) from operations and associates		17,925	(4,622)	28,166	(4,509)
Other income (loss), net	4	73	6,272	(534)	8,648
Finance items	5
Finance income		112	277	201	458
Finance expense		(4,977)	(3,071)	(10,005)	(6,353)
Earnings (loss) from continuing operations		13,133	(1,144)	17,828	(1,756)
Loss from discontinued operations	7(i)	—	(4,302)	—	(4,302)
Net earnings (loss)		$13,133	$(5,446)	$17,828	$(6,058)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Other comprehensive loss from continuing operations, net of tax
Unrealized (loss) gain on available for sale investments		(138)	1,785	(138)	1,549
Other comprehensive income from discontinued operations
Exchange differences on translation of foreign operations	7(i)	—	3,810	—	3,967
Comprehensive income (loss) from continuing operations		$12,995	$641	$17,690	$(207)
Comprehensive loss from discontinued operations		—	(492)	—	(335)
Total comprehensive income (loss)		$12,995	$149	$17,690	$(542)

Basic and diluted income (loss) per share	10(c)
Income (loss) per share from continuing operations		$0.03	$(0.00)	$0.04	$(0.00)
Income (loss) per share		$0.03	$(0.01)	$0.04	$(0.01)

Weighted average number of common shares outstanding (in 000’s) note 10(c)
Basic		419,019	416,620	417,840	416,450
Diluted		421,936	416,620	420,564	416,450

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2014	2013	2014	2013

Operating Activities

Net earnings (loss)		$13,133	$(1,144)	$17,828	$(1,756)
Add (Deduct):
Depletion and depreciation		20,290	11,924	37,798	24,831
Share-based payments expense		954	595	1,801	1,235
Write down of investments in associates		—	2,953	—	2,953
Share of loss of investments in associates		113	232	382	551
Other loss (income), net		(73)	(6,272)	534	(8,648)
Finance income		(112)	(277)	(201)	(458)
Interest received		115	29	164	88
Finance expense		4,977	3,071	10,005	6,353
Interest paid		(670)	(884)	(4,626)	(5,118)
Change in non-cash operating working capital	11	(1,899)	(2,568)	(1,929)	3,824
Net cash flow provided by operating activities		36,828	7,659	61,756	23,855

Investing Activities
Additions to mining interests, including movements in working capital		(12,675)	(29,253)	(26,787)	(70,324)
Proceeds from sale of mining interests		—	200	—	200
Restricted cash		—	—	(248)	—
Net cash flow used in investing activities		(12,675)	(29,053)	(27,035)	(70,124)

Financing Activities

Common shares issued for cash (net of share issue costs)	10(a)	4,961	—	4,961	—
Proceeds from long term debt, net of transaction costs		—	—	—	34,927
Long term debt payments	9(a)	(13,965)	(3,981)	(18,040)	(8,671)
Payment of finance lease obligations		(1,061)	(1,991)	(1,918)	(4,276)
Exercise of stock options		140	—	195	23
Net cash (used in) provided by financing activities		(9,925)	(5,972)	(14,802)	22,003

Impact of foreign exchange on cash balances		(14)	101	(6)	168

Increase (decrease) in cash and cash equivalents during the period		14,214	(27,265)	19,913	(24,098)
Cash and cash equivalents at beginning of period		38,819	51,882	33,120	48,715
Cash and cash equivalents at end of period		$53,033	$24,617	$53,033	$24,617

Supplemental cash flow information note 11

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

		Share capital		Equity	Reserves
	Note	Shares (‘000s)	Amount	portion of convertible debentures	Warrants	Share-based payments	Investment revaluation reserve	Deficit	Equity
At January 1, 2014		416,620	$1,017,262	$14,753	$2,469	$28,682	$237	$(632,235)	$431,168
Shares issued as part of various agreements	8	50	45	—	—	—	—	—	45
Flow through shares issued	10(a)	5,300	4,077	—	—	—	—	—	4,077
Share based payments	10(b(ii))	—	—	—	—	681	—	—	681
Stock-options exercised (including transfer from reserves of $72)		225	268	—	—	(72)	—	—	196
Net income and comprehensive income		—	—	—	—	—	—	17,828	17,828
Other comprehensive loss, net of tax		—	—	—	—	—	(138)	—	(138)
Total comprehensive income							(138)	17,828	17,690
At June 30, 2014		422,195	$1,021,652	$14,753	$2,469	$29,291	$99	$(614,407)	$453,857

		Share capital			Reserves
	Note	Shares (‘000s)	Amount	Equity portion of convertible debentures	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Equity
At January 1, 2013		415,654	$1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723
Shares issued as part of various agreements (net of share issue costs of $30)		936	702	—	—	—	—	—	—	702
Share based payments	10(b(ii))	—	—	—	—	1,215	—	—	—	1,215
Stock-options exercised (including transfer from reserves of $13)		30	36	—	—	(13)	—	—	—	23
Net loss		—	—	—	—	—	—	—	(6,058)	(6,058)
Other comprehensive income, net of tax		—	—	—	—	—	3,967	1,549	—	5,516
Total comprehensive loss							3,967	1,549	(6,058)	(542)
At June 30, 2013		416,620	$1,017,262	$14,753	$2,469	$27,461	$—	$—	$(404,824)	$657,121
Share based payments		—	—	—	—	1,221	—	—	—	1,221
Net loss		—	—	—	—	—	—	—	$(227,411)	(227,411)
Other comprehensive income, net of tax		—	—	—	—	—	—	237	—	237
Total comprehensive loss						1,221	—	237	(227,411)	(225,953)
At December 31, 2013		416,620	$1,017,262	$14,753	$2,469	$28,682	$—	$237	$(632,235)	$431,168

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

1.        DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and on the NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec. The Company is in commercial production at its Timmins West Mine and Bell Creek Mine.

2.        BASIS OF PREPARATION

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2013, except as noted below under changes in accounting policies. These condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the 2013 annual consolidated financial statements and the notes thereto. The condensed consolidated interim financial statements were approved by the Board of Directors of the Company on July 30, 2014.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in note 3 of the 2013 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements, are disclosed in note 4 of the 2013 annual consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IAS 32, Financial instruments: presentation

IAS 32, Financial instruments: presentation (“IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014. The amendment to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

IAS 36, Impairment of assets

IAS 36, Impairment of assets (“IAS 36”) was amended by the IASB in May 2013.  The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IAS 39, Financial instruments: recognition and measurement

IAS 39, Financial instruments: recognition and measurement (“IAS 39”) was amended by the IASB in June 2013. The amendments clarify that novation of a hedging derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”) was issued in May 2013 and is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation clarifies the obligating event that gives rise to a liability to pay a levy. IFRIC 21 was effective for periods beginning on or after January 1, 2014. IFRIC 21 did not have a significant impact on the Company’s condensed consolidated interim financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL,

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early application permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

3.              PRODUCTION COSTS

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Raw materials and consumables	$12,858	$8,871	$27,024	$17,917
Salaries and employee benefits	9,330	7,579	18,159	15,868
Contractors	5,456	4,749	11,049	9,087
Definition and delineation drilling	1,093	922	2,394	2,847
Royalties	1,753	793	3,083	1,905
Rentals and operating leases	242	265	543	528
Change in inventories	1,680	2,576	(464)	3,589
Share based payments	88	120	183	246
Other	6	112	100	124
	$32,506	$25,987	$62,071	$52,111

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

4.              OTHER INCOME (LOSS), NET

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Unrealized and realized gain on embedded derivatives note 9(a(i))	$803	$8,497	$1,789	$10,591
Write down of unamortized transaction costs on loan prepayment note 9(a(ii))	(964)	—	(964)	—
Gain on deemed disposition of investments in associates note 7	1,038	—	1,038	—
Loss on deemed disposition of available for sale investment note 7(ii)	—	(1,681)	—	(1,681)
Unrealized and realized foreign exchange loss, net	(804)	(744)	(2,397)	(424)
Gain on disposal of mining interest	—	200	—	200
Unrealized loss on warrants	—	—	—	(38)
Other income (loss), net	$73	$6,272	$(534)	$8,648

Unrealized and realized foreign exchange loss for the three and six months ended June 30, 2014 includes $789 and $2,391 of unrealized and realized loss (same periods  in 2013 - $841 and $589) from certain embedded derivatives (note 9(a(i))).

5.              FINANCE INCOME AND FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Interest income on bank deposits	$112	$277	$201	$458
Finance income	$112	$277	$201	$458
Borrowing costs and other interest expense	$(4,958)	$(3,056)	$(9,968)	$(6,325)
Unwinding of the discount on environmental rehabilitation provision	(19)	(15)	(37)	(28)
Finance expense	$(4,977)	$(3,071)	$(10,005)	$(6,353)
Net finance items	$(4,865)	$(2,794)	$(9,804)	$(5,895)

Borrowing costs for the three and six months ended June 30, 2014 and 2013 include the following:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Gold Loan interest expense and amortization of transaction costs note 9(a(i))	$928	$1,488	$1,994	$3,085
Standby Line interest expense and unwinding of discount	1,133	1,396	2,353	2,305
Debentures interest and accretion	2,671	2,544	5,319	5,094
Borrowing costs before costs capitalized	$4,732	$5,428	$9,666	$10,484
Capitalized in mining interests	—	(2,452)	—	(4,353)
Borrowing costs	$4,732	$2,976	$9,666	$6,131

Other interest expense includes bank charges and interest expense related to finance leases of $226 and $302 for the three and six months ended June 30, 2014 (same periods in 2013 - $80 and $194).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

6.              INVENTORIES AND STOCKPILED ORE

As at	June 30, 2014	December 31, 2013
Gold in circuit	$10,278	$10,068
Stockpiled ore	3,583	3,902
Bullion	314	782
Materials and supplies inventory	8,458	5,626
	$22,633	$20,378

The cost of inventories and stockpiled ore recognized as an expense during the three and six months ended June 30, 2014 (excluding royalty expense of $1,753 and $3,083) is $30,753 and $58,988 (same periods in 2013 - $25,194 and $50,206, respectively, excluding royalty expense of $793 and $1,905). There were no write downs or reversals of write downs of inventory to net realizable value during the three and six months ended June 30, 2014 and 2013.

7.              INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	June 30, 2014			December 31, 2013
As at	Net book value	Fair value	Ownership	Net book value	Fair value	Ownership
Northern Superior Resources Inc.	$1,068	$1,573	23.82%	$1,349	$1,349	23.82%
IDM Mining Ltd. (formerly Revolution Resources Corp.)	$—	$—	—	$400	$400	22.45%
	$1,068			$1,749

On June 10, 2014, Revolution Resources Corp. changed its name to IDM Mining Ltd. (“IDM”). On June 13, 2014 the Company’s interest in IDM was diluted to 11.6% (from 22.5%) reflecting Lake Shore Gold’s decision to not participate in a financing by IDM. Effective June 13, 2014 (the “change date”), the investment in IDM was transferred to available for sale investments since IDM is no longer considered an associate of the Company. The Company recorded a gain of $1,038 on the change date representing the difference between the Company’s carrying value of investment in IDM and market value of the available for sale investment in IDM on June 13, 2014.

During the three and six months ended June 30, 2014, the Company recorded a loss of $113 and $382, respectively (same period in 2013 - $232 and $551), representing the Company’s share of losses in respect of its equity investments. In the second quarter of 2013, the Company wrote down its investments in associates to their fair value and recorded an impairment charge of $2,953 as the decline in value was considered significant or prolonged.

Sale of the Mexico subsidiary

On January 30, 2013 the Company and IDM entered into an agreement for the sale of the Company’s Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) to IDM for a number of shares of IDM and other consideration.

The agreement closed on May 8, 2013 (“closing date”) at which time the Company received 20 million common shares of IDM.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

(i)            Disposal of the Mexico subsidiary

The net assets of the Mexico subsidiary were recorded as assets held for sale at December 31, 2012. For the three and six months ended June 30, 2013, the Company recorded a loss of $4,302 on the disposal of the Mexico subsidiary, of which $3,810 and $3,967, respectively for the three and six months ended June 30, 2013 was transferred from other comprehensive income (loss).

(ii)        Deemed disposition of available for sale investment in IDM

At closing date the Company’s interest in IDM increased to 22.5% (from approximately 7% before May 8, 2013) and IDM became an associate of Lake Shore Gold. As such, from May 8, 2013 to June 13, 2014, IDM was accounted for under the equity method of accounting.

Prior to the closing date, the Company’s investment in IDM was considered available for sale and marked to market at each period end with changes in value accumulated in other comprehensive income (loss) as part of investment revaluation reserve. The Company recorded a loss of $1,681 on the transaction (deemed disposition of the available for sale investment in IDM), $1,785 of which was transferred from investment revaluation reserve.

8.              MINING INTERESTS

Period ended June 30, 2014	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2014	$412,533	$104,509	$517,042	$165,192	$682,234
Additions	20,659	66	20,725	11,209	31,934
Construction in progress	—	—	—	2,808	2,808
Cost at June 30, 2014	$433,192	$104,575	$537,767	$179,209	$716,976
Accumulated depreciation and depletion
At January 1, 2014	$93,228	$—	$93,228	$57,421	$150,649
Depreciation	—	—	—	7,028	7,028
Depletion	30,805	—	30,805	—	30,805
Accumulated depreciation and depletion at June 30, 2014	$124,033	$—	$124,033	$64,449	$188,482
Carrying amount at June 30, 2014	$309,159	$104,575	$413,734	$114,760	$528,494

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

Year ended December 31, 2013	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2013	$501,107	$134,605	$635,712	$175,851	$811,563
Additions	57,461	302	57,763	3,193	60,956
Construction in progress additions net of transfers	—	—	—	38,232	38,232
Change in estimate and discount rate (environmental rehabilitation assets)	(540)	—	(540)	—	(540)
Sale leaseback transaction	—	—	—	(2,977)	(2,977)
Impairment charge	(145,495)	(30,398)	(175,893)	(49,107)	(225,000)
Cost at December 31, 2013	$412,533	$104,509	$517,042	$165,192	$682,234
Accumulated depreciation and depletion
At January 1, 2013	$47,779	$—	$47,779	$43,896	$91,675
Sale leaseback transaction	—	—	—	(821)	(821)
Depreciation	—	—	—	14,346	14,346
Depletion	45,449	—	45,449	—	45,449
Accumulated depreciation and depletion at December 31, 2013	$93,228	$—	$93,228	$57,421	$150,649
Carrying amount at December 31, 2013	$319,305	$104,509	$423,814	$107,771	$531,585

During the first quarter of 2014, the Company issued 50,000 common shares to certain First Nation communities, under an Impact and Benefits Agreement, valued at $45 and capitalized in mining interests.

The depreciation of plant and equipment utilized in capital development is capitalized ($306 and $651, respectively, for the three and six months ended June 30, 2014; $651 and $1,389 for same periods in 2013).

9.              LONG TERM DEBT

As at	June 30, 2014	December 31, 2013
Gold Loan (a(i))	$13,014	$18,458
Standby Line (a(ii))	18,192	26,275
Convertible Debentures (b)	87,385	85,292
	$118,591	$130,025
Current portion of long term debt (a)	13,252	13,339
Long term debt	$105,339	$116,686

(a)         Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a financing agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured by the material assets of the Company. The Facility involves two components, a $35,000 gold loan (the “Gold Loan”), payable monthly starting on January 31, 2013 to May 31, 2015, and a standby line of credit (the “Standby Line”) for an additional $35,000. The transaction closed on July 16, 2012, at which time the Company received $35,000 for the Gold Loan. The Standby Line of $35,000 was drawn down on February 1, 2013.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company will repay the Standby Line through 18 equal monthly payments of $1,667 starting on June 30, 2015 with the final payment due on November 30, 2016; previously, the Standby Line was due in full on January 1, 2015. The Company paid $5,000 of principal on the Standby Line in December 2013 and $10,000 on June 4, 2014.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

The Sprott debt facility has certain financial covenants, as disclosed in note 19 of the annual consolidated financial statements, which must be maintained on an ongoing basis. The Company was in compliance with all debt covenants throughout the six months ended June 30, 2014 and year ended December 31, 2013.

(i)       Gold Loan

As at	June 30, 2014	December 31, 2013
Accreted principal, net of unamortized transaction costs	$15,382	$22,754
Embedded Derivative asset	(2,559)	(6,702)
Minimum Return Derivative liability	191	2,406
	13,014	$18,458
Current portion of Gold Loan	15,382	18,024
Current portion of embedded derivatives	(2,368)	(4,685)
Long term portion of Gold Loan	$—	$5,119

The Gold Loan is being repaid through 29 monthly cash payments starting on January 31, 2013 based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Gold Loan contains a derivative which is embedded in the Canadian dollar denominated debt instrument (the “Embedded Derivative”). The Embedded Derivative is marked to market at each period end with changes in fair value recorded as other income (expense) and foreign exchange gain (loss), the latter representing the impact of changes in the US$/Canadian$ exchange rate on the fair value of the derivative.

The Modification Agreement provided for the minimum return (the “floor”) on the Gold Loan to increase to 7.5% (from 5% under the original agreement); the minimum return provision is considered a derivative embedded in the Gold Loan (the “Minimum Return Derivative”) due to the floor being in the money at the time of the modification. The Minimum Return Derivative is equivalent to the additional amount (if any) the Company will have to pay at the maturity of the Gold Loan to ensure the return to Sprott is at least 7.5%; the derivative is marked to market at each period end with changes in fair value recorded as unrealized derivative gain (loss).

Gold Loan changes for the three and six months ended June 30, 2014 and 2013 were as follows:

	Three months ended June 30, 2014			Six months ended June 30, 2014
	Accreted Principal	Transaction Costs	Total	Accreted Principal	Transaction Costs	Total
At beginning of period	$20,084	$(941)	$19,143	$23,894	$(1,140)	$22,754
Cash payments	(3,964)	—	(3,964)	(8,040)	—	(8,040)
Interest expense	727	201	928	1,594	400	1,994
Realized derivative gain	(927)	—	(927)	(1,845)	—	(1,845)
Realized foreign exchange loss	202	—	202	519	—	519
At June 30, 2014	$16,122	$(740)	$15,382	$16,122	$(740)	$15,382

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	Three months ended June 30, 2013			Six months ended June 30, 2013
	Accreted Principal	Transaction Costs	Total	Accreted Principal	Transaction Costs	Total
At beginning of period	$34,355	$(1,748)	$32,607	$37,577	$(1,948)	$35,629
Cash payments	(3,981)	—	(3,981)	(8,671)	—	(8,671)
Interest expense	1,287	200	1,487	2,685	400	3,085
Realized derivative gain	(784)	—	(784)	(814)	—	(814)
Realized foreign exchange loss	133	—	133	233	—	233
At June 30, 2013	$31,010	$(1,548)	$29,462	$31,010	$(1,548)	$29,462

Embedded Derivative and Minimum Return Derivative (together “the embedded derivatives”) movements for the three and six months ended June 30, 2014 and 2013 were as follows:

	Three months ended June 30, 2014			Six months ended June 30, 2014
Embedded derivatives	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total
At beginning of period	$(3,079)	$—	$(3,079)	$(6,702)	$2,406	$(4,296)
Unrealized derivative loss (gain)	(67)	191	124	2,271	(2,215)	56
Unrealized foreign exchange loss	587	—	587	1,872	—	1,872
At June 30, 2014	$(2,559)	$191	$(2,368)	$(2,559)	$191	$(2,368)

	Three months ended June 30, 2013			Six months ended June 30, 2013
Embedded derivatives	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total
At beginning of period	$(1,271)	$—	$(1,271)	$1,145	$—	$1,145
Unrealized derivative gain	(7,713)	—	(7,713)	(9,777)	—	(9,777)
Unrealized foreign exchange loss	708		708	356	—	356
At June 30, 2013	$(8,276)	$—	$(8,276)	$(8,276)	$—	$(8,276)

(ii)          Standby Line

As at	June 30, 2014	December 31, 2013
Balance at beginning of period	$26,275	$—
Principal payments	(10,000)	(5,000)
Write down of unamortized transaction costs	964	—
Loan principal draw down net of transaction costs	—	30,905
Interest expense and unwinding of discount	2,353	3,527
Interest payments	(1,400)	(3,157)
Balance at end of period	$18,192	$26,275
Current portion of Standby Line	238	—
Long term portion of Standby Line	$17,954	$26,275

The Standby Line bears annual interest of 9.75%, compounded monthly. The Company can prepay up to $10,000 of the principal in 2014 without penalty ($10,000 was paid on June 4, 2014) and incur a penalty of 8% for prepayments above $10,000. The Company will incur prepayment penalties of 6% and 4%, respectively, for any prepayments in 2015 and 2016. The Company is liable for a 1% rollover fee on the outstanding principal at December 31, 2014 (reduced from 2% with the $10,000 prepayment in June 2014).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

(b)         Convertible Debentures

As at	June 30, 2014	December 31, 2013
Balance at beginning of period	$85,292	$81,778
Interest expense and unwinding of discount	5,319	10,390
Interest payments	(3,226)	(6,876)
	$87,385	$85,292

On September 2012, the Company issued 103,500 at $1.0 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bears annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting on March 31, 2013, and maturing on September 30, 2017.

The Debenture holders may convert the Debentures at their option at any time prior to the maturity date. The Debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares for every $1,000 amount principal of the Debentures, subject to adjustment in certain events.

The Debentures are redeemable in cash or in the Company’s shares starting from September 30, 2015 provided the volume weighted average price of the Company’s shares on the TSX for 20 consecutive trading days ending five days prior to the date on which notice of redemption is given (the “current market price”) is at least $1.82 per common share. The number of shares to be issued will be determined by dividing the principal amount of Debentures to be redeemed by 95% of the current market price.

The option of the holders to convert the Debentures into common shares of the Company resulted in the Debentures being accounted for as a compound financial instrument with $82,512 recorded at inception as long term debt and $20,988 as equity (the latter representing the value of the holder conversion option). The debt component is subsequently measured at amortized cost using the effective interest rate method.

10.       EQUITY

a)             Share capital

On May 22, 2014, the Company raised gross proceeds of $5,035 through the issuance of 5,300,000 flow-through common shares under a private placement at $0.95 per flow through share. The Company has until December 31, 2015 to spend the flow through funds raised on eligible Canadian exploration expenditures (“CEE”).

Under the Company’s accounting policy, the proceeds from the issuance of the flow through shares are split between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the market price of the shares on the date of issuance and the amount the investor pays for the shares. A deferred flow-through premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in other income. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure. The net proceeds from the flow through financing of $4,961 were recorded as share capital ($4,077) and deferred premium liability ($884).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

b)             Reserves

i)                Share Options

As at June 30, 2014, the Company had 22,626,715 options outstanding of which 11,231,000 are exercisable. Movements in share options during the six months ended June 30, 2014 and 2013 were as follows:

	June 30, 2014		June 30, 2013
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	24,245,365	$1.89	23,087,535	$2.32
Granted	495,000	$0.79	450,000	$0.37
Forfeited and expired	(1,888,650)	$2.19	(2,588,750)	$1.99
Exercised	(225,000)	$0.87	(30,000)	$0.79
Outstanding, end of period	22,626,715	$1.86	20,918,785	$2.32
Exercisable, end of period	11,231,000		11,304,785

ii)                                    Share-based payment expense

Share-based payment expense recognized (representing stock option expense for the period) is allocated to production costs (options granted to mine employees), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $Nil of share-based payments for the three and six months ended June 30, 2014 (same periods in 2013 - $Nil and $5).

The Company granted 495,000 stock options to its employees during the six months ended June 30, 2014 which vest over a period of 3 years, are exercisable at $0.78 per option (for 450,000 stock options) and $0.89 per option (for 45,000 stock options), and have a total fair value of $211. The fair value of stock options granted during the six months ended June 30, 2014 is estimated at the time of the grant using the Black-Scholes options pricing model with assumptions as follows: expected volatility of 93%, based on past history, a risk-free interest rate of 1.03%, dividend rate of $Nil and expected time to exercise of 3.5 years.

The allocation of the share-based payment expense in the condensed consolidated statements of comprehensive income (loss) for the three and six month periods ended June 30, 2014 and 2013 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
General and administrative	$260	$453	$485	$911
Production costs	101	120	196	246
Exploration	—	22	—	53
Total share-based payments	$361	$595	$681	$1,210

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

c)   Basic and diluted loss per share

The basic and diluted loss per share for the three and six months ended June 30, 2014 and 2013 is calculated as shown in the table below. The diluted income per share for the three and six months ended June 30, 2014 includes the impact of certain outstanding options; the impact of the outstanding convertible debentures is not included in the calculations as the impact would be anti-dilutive. The calculation of diluted loss per share for the three and six months ended June 30, 2013 does not include impact of the outstanding options and convertible debentures as the impact would have been anti-dilutive.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net earnings (loss) from continuing operations	$13,133	$(1,144)	$17,828	$(1,756)
Weighted average basic number of common shares outstanding (in ‘000s)	419,019	416,620	417,840	416,450
Basic income (loss) per share from continuing operations	$0.03	$(0.00)	$0.04	$(0.00)

Weighted average diluted number of common shares outstanding (in ‘000s)	421,936	416,620	420,564	416,450
Diluted income (loss) per share from continuing operations	$0.03	$(0.00)	$0.04	$(0.00)

Net earnings (loss)	$13,133	$(5,446)	$17,828	$(6,058)
Weighted average basic number of common shares outstanding (in ‘000s)	419,019	416,620	417,840	416,450
Basic income (loss) per share	$0.03	$(0.01)	$0.04	$(0.01)

Weighted average diluted number of common shares outstanding (in ‘000s)	421,936	416,620	420,564	416,450
Diluted income (loss) per share	$0.03	$(0.01)	$0.04	$(0.01)

Weighted average diluted number of common shares for the three and six months ended June 30, 2014 and 2013 is calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Weighted average commons share outstanding	419,019	416,620	417,840	416,275
In the money shares-share options (in ‘000s)	2,917	—	2,724	—
Weighted average diluted number of common shares outstanding	421,936	416,620	420,564	416,275

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

11.       SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Change in operating working capital
Decrease (increase) in receivables and prepaids	$1,282	$(55)	$(279)	$712
(Increase) decrease in inventories and stockpiled ore	(88)	2,132	(4,064)	2,696
(Decrease) increase in accounts payable and accrued liabilities	(3,093)	(4,645)	2,414	416
	$(1,899)	$(2,568)	$(1,929)	$3,824

	2014	2013
Cash and cash equivalents at June 30 consist of:
Cash	$33,033	$14,299
Short term investments	20,000	10,318
	$53,033	$24,617

	Three months ended June 30,		Six months ended June 30,
Non-cash investing and financing activities	2014	2013	2014	2013

Mining interests
Reduction in working capital related to mining interests	$(1,486)	$(2,433)	$(2,642)	$(3,987)
Shares issued as part of mining property agreements	—	—	45	32
Stock options capitalized	—	(141)	—	5
Non cash interest capitalized	—	751	—	1,314
	$(1,486)	$(1,823)	$(2,597)	$(2,636)
Assets held for sale
Translation of foreign operations note 7(i)	—	3,810	—	$3,967
Shares received as consideration for disposal of foreign operations	—	1,700	—	1,700
	$—	$5,510	$—	$5,667
Share Capital
Transfer of amounts from contributed surplus	51	—	72	13
Shares issued as part of mining property agreement	—	—	45	32
Shares issued as part of the Facility agreement	—	—		700
Deferred premium on flow throgh financing note 10(a)	(885)	—	(885)	—
	$(834)	$—	$(768)	$745

12.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment, includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of loss of its equity investments; finance (loss) income, net, includes bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to the Chief Executive Officer, who is the chief operating decision maker.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

As at and for the three months ended June 30, 2014	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$75,091	$—	$—	$75,091
Earnings from mine operations	22,284	—	—	$22,284
Expenses
General and administrative	—	—	(4,033)	(4,033)
Exploration and evalution	—	(213)	—	(213)
Share of loss of investments in associates	—	—	(113)	(113)
Earnings (loss) from operations and associates	22,284	(213)	(4,146)	17,925
Other income	—	—	73	73
Finance items (net)	—	—	(4,865)	(4,865)
Net earnings (loss)	$22,284	$(213)	$(8,938)	$13,133
Expenditures on mining interests including movements in working capital	$12,675	$—	$—	$12,675
Total assets	$454,626	$104,638	$58,137	$617,401
Total liabilities	$39,764	$—	$123,780	$163,544

As at and for the six months ended June 30, 2014	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$136,550	$—	$—	$136,550
Earnings from mine operations	36,681	—	—	$36,681
Expenses
General and administrative	—	—	(7,686)	(7,686)
Exploration and evalution	—	(447)	—	(447)
Share of loss of investments in associates	—	—	(382)	(382)
Earnings (loss) from operations and associates	36,681	(447)	(8,068)	28,166
Other loss	—	—	(534)	(534)
Finance items (net)	—	—	(9,804)	(9,804)
Net earnings (loss)	$36,681	$(447)	$(18,406)	$17,828
Expenditures on mining interests including movements in working capital	$26,787	$—	$—	$26,787
Total assets	$454,626	$104,638	$58,137	$617,401
Total liabilities	$39,764	$—	$123,780	$163,544

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Three months ended June 30, 2013	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$39,675	$—	$—	$39,675
Earnings from mine operations	1,797	—	—	$1,797
Expenses
General and administrative	—	—	(2,883)	(2,883)
Exploration and evalution	—	(351)	—	(351)
Share of loss of investments in associates	—	—	(232)	(232)
Write down of investments in associates	—	—	(2,953)	(2,953)
Earnings (loss) from operations and associates	1,797	(351)	(6,068)	(4,622)

Other income	—	—	6,272	6,272
Finance items (net)	—	—	(2,794)	(2,794)
Earnings (loss) from continuing operations	1,797	(351)	(2,590)	(1,144)
Loss from discontinued operations	—	(4,302)	—	(4,302)
Net earnings (loss)	$1,797	$(4,653)	$(2,590)	$(5,446)
Expenditures on mining interests including movements in working capital	$29,224	$29	$—	$29,253
As at December 31, 2013
Total assets	$454,350	$104,568	$39,014	$597,932
Total liabilities	$33,086	$—	$133,678	$166,764

Six months ended June 30, 2013	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$82,532	$—	$—	$82,532
Earnings from mine operations	5,657	—	—	$5,657
Expenses
General and administrative	—	—	(5,888)	(5,888)
Exploration and evalution	—	(774)	—	(774)
Share of loss of investments in associates	—	—	(551)	(551)
Write down of investments in associates	—		(2,953)	(2,953)
Earnings (loss) from operations and associates	5,657	(774)	(9,392)	(4,509)

Other income	—	—	8,648	8,648
Finance items (net)	—	—	(5,895)	(5,895)
Earnings (loss) from continuing operations	5,657	(774)	(6,639)	(1,756)
Loss from discontinued operations	—	(4,302)	—	(4,302)
Net earnings (loss)	$5,657	$(5,076)	$(6,639)	$(6,058)
Expenditures on mining interests including movements in working capital	$70,260	$64	$—	$70,324
As at December 31, 2013
Total assets	$454,350	$104,568	$39,014	$597,932
Total liabilities	$33,086	$—	$133,678	$166,764

* Mining operations include activities on the Company’s Timmins West Mine, Bell Creek Mine and Bell Creek Mill.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of income (loss)) as well as properties capitalized as per the Company’s policy (other than expenditures on properties forming part of mining operations).

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

13.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at June 30, 2014 and December 31, 2013 are as follows:

As at,	June 30, 2014	December 31, 2013
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$53,033	$33,120
Restricted cash	7,343	7,095
Embedded Derivative asset note 9(a)	2,559	6,702
	$62,935	$46,917
Loans and receivable, measured at amortized cost
Receivables	$2,714	$2,405

Available-for-sale, measured at fair value
Investments in public companies	$1,615	$416

Financial Liabilities
At fair value through profit or loss
Minimum Return Derivative liability note 9(a)	$191	$2,406

Other financial liabilities, measured at fair value
Share-based liabilities	$1,875	$754

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$20,761	$21,619
Long term debt note 9	$118,591	$130,025
	$139,352	$151,644

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments. The fair value of Debentures at June 30, 2014 is $100,902 (December 31, 2013 - $79,809).

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

	June 30, 2014	December 31, 2013
As at	Level 1	Level 1

Cash and cash equivalents	$53,033	$33,120
Restricted cash	$7,343	$7,095
Investments in public companies	$1,615	$416
Standby Line liability note 9(a)	$20,000	$30,120

	Level 2	Level 2

Gold Loan liability note 9(a)	$14,225	$21,192
Embedded Derivative asset note 9(a)	$2,559	$6,702
Minimum Return Derivative liability note 9(a)	$191	$2,406
Share-based liabilities	$1,875	$754

The Company does not have Level 3 input financial instruments. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments in the period.

The fair value of the gold loan liability and embedded derivative (asset) liability are determined by discounting future payments based on forward gold prices and forward US$/Canadian$ foreign exchange rates.

The fair value of share based liabilities and warrant investments are determined based on option pricing models that utilize a variety of inputs that are a combination of quoted prices and market corroborated inputs.